FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (Registration Number: 333-160492) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Press Release dated September 21, 2009

PRESS RELEASE
THIS PRESS RELEASE IS NOT TO BE DISTRIBUTED TO ANY PERSON
LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY.
THE EXCHANGE OFFER IS NOT BEING MADE, AND NEITHER THIS PRESS RELEASE NOR ANY OFFERING MATERIAL RELATING TO THE EXCHANGE OFFER IS TO BE DISTRIBUTED, TO ANY PERSON RESIDENT IN OR LOCATED INSIDE THE EUROPEAN ECONOMIC AREA, OTHER THAN TO “QUALIFIED INVESTORS” (AS DEFINED IN THE PROSPECTUS DIRECTIVE).
21 SEPTEMBER 2009
Santander announces the Fixed Spread to LIBOR for the Fixed-to-Floating Exchange Preferred Securities to be issued in exchange for one of the Group’s outstanding US$ Tier 1 Hybrid Securities
On 25 August 2009, Banco Santander, S.A. (“Santander” and together with its subsidiaries the “Group”) announced that its subsidiary, Santander Financial Exchanges Limited (the “Offeror”), commenced an offer (the “Exchange Offer”) of up to 800,000 10.5% Fixed-to-Floating Non-Cumulative Guaranteed Series 11 Preferred Securities, par value $1,000 per security, of Santander Finance Preferred, S.A. Unipersonal (the “Fixed-to-Floating Exchange Preferred Securities”) in exchange for the Existing Securities described below.
As determined today, in accordance with the terms and conditions of the Exchange Offer, as described in the Prospectus dated 25 August 2009, the Fixed-to-Floating Exchange Preferred Securities to be issued will have a fixed spread to LIBOR of 7.673%.
The Exchange Offer will expire, subject to any required extension of the offer, on 23 September 2009, at 5:00pm New York time, unless extended or earlier terminated by the Offeror.

Existing Securities	CUSIP and ISIN	Fixed-to-Floating Exchange Preferred Securities
1,000,000 outstanding 8.963% non-cumulative existing Abbey National trust preferred securities, liquidation preference $1,000, fully and unconditionally guaranteed by Abbey National plc.	002927AA9; US002927AA95	Santander Finance Preferred, S.A. Unipersonal 10.5% Fixed-to-Floating (3m $Libor + 7.673%) Non-Cumulative Guaranteed Series 11 Preferred Securities, par value $1,000 per security
CUSIP No. 80281R AC6
ISIN US80281RAC60
Morgan Stanley & Co. Incorporated is acting as dealer manager for the Exchange Offer. You may request a copy of the prospectus included in the registration statement by contacting the Tax Certification and Exchange Agent for the Exchange Offer, Acupay System LLC, which can be reached at +1-212-422-1222, toll-free at 1-888-385-BOND (2663), or at Info@Acupay.com.
This press release does not constitute an offer of any securities for sale. Santander has filed a registration statement (including a Prospectus and related exchange offer materials) with the Securities and Exchange Commission (the “SEC”) for the Exchange Offer.
The terms of the Exchange Offer described above are subject to change. Also, there can be no assurances that Santander will complete the Exchange Offer at all, or on the other terms set forth above or in the Prospectus currently on file with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
The Exchange Offer will not be made to holders in any jurisdiction in which the making of such an offer would not be in compliance with the laws or regulations of such jurisdictions.
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Certain Matters Relating to Non-US Jurisdictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any New Securities which are the subject of the Exchange Offer (the “New Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any New Securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Securities shall require the issuer, the guarantor, the Offerors or the dealer manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer to the public” in relation to any New Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Securities to be offered so as to enable an investor to decide to purchase any New Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
United Kingdom
The communication of this document and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purpose of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets 2000 (Financial Promotion) Order 2005 (the “Order”) or persons who are within Article 43 of the Order or any other persons to whom it may otherwise lawfully be made under the Order.

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France
This announcement and the Exchange Offer, if commenced, is not being made, directly or indirectly, to the public in the Republic of France and only qualified investors (Investisseurs Qualifiés) other than individuals, as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1 and D.411-3 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offer. This document and any other offering material relating to the Exchange Offer have not been and shall not be distributed to the public in the Republic of France. Neither this document nor any other offering material relating to the Exchange Offer has been submitted to the clearance of the Autorité des Marchés Financiers.
Belgium
The Exchange Offer is not being made, directly or indirectly, to the public in Belgium. Neither the Exchange Offer, any offering material relating to the Exchange Offer, nor has this document been notified to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financiére et des assurances) pursuant to Article 18 of the Belgian law of 22 April 2003 on the public offering of securities (the “Law on Public Offerings”) nor has this document or any other information circular, brochure or similar document relating to the Exchange Offer been, nor will it be, approved by the Belgian Banking, Finance and Insurance Commission pursuant to Article 14 of the Law on Public Offerings. Accordingly, neither this document nor any other offering material relating to the Exchange Offer may be advertised and this document and any other information circular, brochure or similar document relating to the Exchange Offer may not be distributed, directly or indirectly, in Belgium only to qualified investors referred to in Article 6, paragraph 3 of the Law of 1 April 2007 on public acquisitions, acting for their own account.
Italy
The Exchange Offer is not being made in The Republic of Italy. None of the Exchange Offer, this document nor any other offering material relating to the Exchange Offer has been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Accordingly, holders of the Existing Securities are notified that, to the extent such holders are located or resident in The Republic of Italy, neither this document nor any other documents or materials relating to the Exchange Offer, the Existing Securities or the New Securities may be distributed or made available in The Republic of Italy.
General
Neither this document nor any other offering material relating to the Exchange Offer constitutes an offer to sell or buy or a solicitation of an offer to sell or buy the Existing Securities and/or the New Securities, as applicable, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer and a dealer manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Exchange Offer shall be deemed to be made by such dealer manager or such affiliate (as the case may be) on our behalf in such jurisdictions.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 21, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President